STUARTS ANNOUNCES STORE CLOSINGS

Company Estimates Significant

Loss for Fiscal 1995







     FRANKLIN, MASS., February 16, 1995 -- Stuarts Department Stores, Inc. (NASDAQ-STUS) reported today that its Board of Directors had determined to downsize the company by closing six of its full-line department stores and its three "Stuarts too" stores during March 1995. The store closing plan is designed to improve the Company's liquidity. The downsizing which would reduce the retail chain to 11 stores, is to be undertaken as part of a previously announced program to review the Company's operations and to implement operational changes and cost reductions. The Company stated that its Board had also decided to explore opportunities for the sale of the remaining retail chain.



     The Company went on to report that, based upon its preliminary review of financial results for its fiscal year ended January 28, 1995, it presently estimates that it will report an operating loss for fiscal 1995 in excess of $10.5 million. The Company noted that this is an estimate based only upon a preliminary review subject to a final audit and that its audited financial results could vary materially from these estimates. The Company stated that its net loss for fiscal 1995 is likely to exceed significantly the operating loss because of, among other things, reserves for actual and planned store closings and other restructuring charges.



    The Company stated that the reported downsizing is being effected in response to its liquidity difficulties and tightening vendor credit, which have been exacerbated by aggressive January clearance promotions that lowered inventory levels, thereby reducing the Company's total borrowing capabilities under its working capital credit facility. The downsizing is intended to permit the Company to spread its working capital borrowing capacity over a smaller number of stores while it moves to implement material reductions in overhead expenses.



     As the Company reported earlier this year, it has received a temporary waiver through April 30, 1995 of certain covenants on its line of credit from its working capital lender. The Company intends to seek from its lender an adjustment of its financial covenants applicable to periods on and after April 30, 1995.

     The Company, as it effects the reported downsizing, will continue to consider all appropriate alternatives.



#  #  #  #









     For further information, contact:



		  Mr. David Ferguson, President

		  (508) 520-4540 ext. 224

			      or

		  Mr. Antone Moreira, Executive V.P. and CFO

		  (508) 520-4540 ext. 222